Exhibit B

STRICTLY CONFIDENTIAL	EXECUTION VERSION

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of August 30, 2016, by and between Ali WB Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and the Persons listed under the heading “Selling Shareholders” on Schedule A hereto (the “Selling Shareholders” and each a “Selling Shareholder”).

RECITALS

WHEREAS, the Selling Shareholders desire to sell and deliver to the Purchaser, and the Purchaser desires to purchase and acquire from the Selling Shareholders, upon the terms and conditions set forth in this Agreement, the Sale Shares (as defined below).

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Selling Shareholders and the Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1                                    Definitions.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

“ADSs” means American Depositary Shares, each of which represents one Class A Share, of the Company;

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person;

“Agreement” has the meaning set forth in the Preamble;

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.2;

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Beijing, Hong Kong or New York;

“Class A Shares” means Class A ordinary shares, par value US$0.00025 per share, in the share capital of the Company;

“Closing” has the meaning set forth in Section 2.2(a);

“Closing Date” has the meaning set forth in Section 2.2(a);

“Company” means Weibo Corporation, an exempted company incorporated under the Laws of the Cayman Islands;

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, commitment, arrangement or understanding;

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person or securities that represent a majority of the outstanding voting securities of such Person;

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, claim, hypothecation, title defect, right of first option or refusal, right of preemption, third-party right or interests, put or call right, lien, adverse claim of ownership or use, or other encumbrance of any kind;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local, municipal or other political subdivision or other government, governmental, regulatory or administrative authority, agency, board, bureau, department, instrumentality or commission or any court, tribunal, judicial or arbitral body of competent jurisdiction or stock exchange;

“ICC Rules” has the meaning set forth in Section 9.5;

“Indemnitees” has the meaning set forth in Section 9.2(a);

“Indemnified Liabilities” has the meaning set forth in Section 9.2(a);

“Judgment” has the meaning set forth in Section 3.5;

“knowledge” means, with respect to any natural person, the actual knowledge of such natural person after due inquiry, and with respect to any party (other than a natural person), the actual knowledge of such party’s executive officers (as defined in Rule 405 under the Securities Act) after due inquiry;

“Law” means any federal, national, foreign, supranational, state, provincial or local statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), official policy, rule or interpretation of any Governmental Authority with jurisdiction over the Company, the applicable Selling Shareholder or the Purchaser, as the case may be;

“Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (a) the business, properties, assets, liabilities, operations, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b)

the authority or ability of the Selling Shareholders to perform their respective obligations under the Transaction Documents; provided, however, that for purposes of clause (a) above, in no event shall any of the following exceptions, alone or in combination with the other enumerated exceptions below, be deemed to constitute, nor shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any effect to the extent resulting from compliance with the terms and conditions of, or from the announcement of the transactions contemplated by this Agreement and/or any other Transaction Documents, (ii) any effect to the extent resulting from changes after the date of this Agreement affecting the industry in which the Company or its Subsidiaries operate, (iii) any effect to the extent resulting from changes after the date of this Agreement affecting general worldwide economic or capital market conditions, provided that any such changes in (ii) and (iii) do not disproportionately affect the Company or its Subsidiaries in any material respect relative to other similarly situated participants in the industry in which they operate, (iv) any pandemic, earthquake, typhoon, tornado or other natural disaster or similar force majeure event occurring after the date of this Agreement, (v) any failure to meet any internal or public projections, forecasts, or guidance, provided that the underlying causes that lead to any failure to meet any internal or public projections, forecasts, or guidance as set forth in (v) are not exceptions to a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred or is continuing, or (vi) any change in the Company’s stock price or trading volume, in and of itself, provided that the underlying causes that lead to any change in the Company’s stock price or trading volume as set forth in (vi) are not exceptions to a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred or is continuing;

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of the Company in effect from time to time;

“NASDAQ” means the NASDAQ Stock Market;

“Permits” means all permits, licenses, authorizations, consents, orders and approvals;

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority, including any group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act;

“PRC” means the People’s Republic of China;

“Proceedings” has the meaning set forth in Section 3.5;

“Purchase Price” has the meaning set forth in Section 2.1;

“Purchaser” has the meaning set forth in the preamble;

“Representatives” means, with respect to any Person, as applicable, such Person’s Affiliates and the members, partners (general and limited), directors, officers, employees, consultants, accountants, legal counsel, financial advisors, agents and other representatives of such Person or its Affiliates;

“Sale Shares” means three million (3,000,000) ADSs in the aggregate and, with respect to a Selling Shareholder, all of the ADSs set forth opposite such Selling Shareholder’s name on Schedule A hereto;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Selling Shareholder” has the meaning set forth in the Preamble;

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is Controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any variable interest entity over which such Person or any of its Subsidiaries effects Control pursuant to contractual arrangements and which is consolidated with such Person in accordance with generally accepted accounting principles applicable to such Person;

“Tax” means any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education tax), property (including urban real estate tax and land use taxes), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes of any kind whatsoever, and all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any of the foregoing tax items;

“Transaction Documents” mean this Agreement and each of the other agreements and documents entered into or delivered by the parties hereto or their respective Affiliates in connection with the transactions contemplated by this Agreement; and

“U.S.” or “United States” means the United States of America.

Section 1.2                                    Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)                                 when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;

(b)                                 the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)                                  the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)                                 all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(e)                                  the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(f)                                   references to a Person are also to its successors and permitted assigns;

(g)                                  the use of the term “or” is not intended to be exclusive;

(h)                                 the word “including”, when used in this Agreement, shall be deemed to mean “including but not limited to”; and

(i)                                     the use of the terms “it” or “its” where referring to a Selling Shareholder shall be deemed to mean “he,” “she,” “his,” or “hers,” as applicable.

ARTICLE II
PURCHASE AND SALE OF SECURITIES

Section 2.1                                    Purchase and Sale of Sale Shares.  Subject to the satisfaction or waiver of the conditions set forth in Articles VI and VII below, on the Closing Date, each Selling Shareholder shall, severally and not jointly, sell to the Purchaser that number of Sale Shares set forth opposite such Selling Shareholder’s name on Schedule A hereto, and the Purchaser shall purchase the Sale Shares from such Selling Shareholder, for a cash amount set forth opposite such Selling Shareholder’s name on Schedule A hereto (the “Purchase Price”).

Section 2.2                                    Closing.

(a)                                 Date and Time.  The consummation of the transactions contemplated in this Article II (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, at 10:00 a.m. local time on the fifth (5th) Business Day following the date of this Agreement, subject to the satisfaction or waiver of the conditions to the Closing set forth in Articles VI and VII below (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or such other date and time as may be mutually agreed in writing by the Selling Shareholders and the Purchaser.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)                                 Payment and Delivery.  At the Closing:

(i)                                     the Purchaser shall pay, or cause to be paid, to each Selling Shareholder the Purchase Price payable to such Selling Shareholder, as set forth on Schedule A hereto, by electronic bank transfer of immediately available funds to a bank account designated in writing by such Selling Shareholder at least five (5) Business Days prior to the Closing Date; and

(ii)                                  each Selling Shareholder shall deliver, or cause to be delivered, to the Purchaser, evidence of the irrevocable instructions to such Selling Shareholder’s agent or other account representative to debit the Sale Shares from its securities account and credit the Sale Shares at or prior to the Closing to the balance account designated by the Purchaser, and each Selling Shareholder shall cause such Sale Shares to be so credited to such balance account of the Purchaser as of the Closing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to each Selling Shareholder as of the date hereof and as of the Closing Date that:

Section 3.1                                    Organization.  The Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted.

Section 3.2                                    Authorization; Enforcement; Validity.  The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and perform its obligations under this Agreement and the other Transaction Documents in accordance with the terms hereof.  The execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action by the Purchaser, and no other filing, consent or authorization on the part of the Purchaser is necessary to authorize or approve this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby.  This Agreement and the other Transaction Documents have been or will be duly executed and delivered by the Purchaser, and, assuming the due authorization, execution and delivery by the Selling Shareholders, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

Section 3.3                                    No Conflicts.  The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (a) result in a violation of the organizational or constitutional documents of the Purchaser, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Purchaser is a party, or (c) result in a violation of any Law applicable to the Purchaser or by which any property or asset of the Purchaser is bound or affected, except in the case of clauses (b) and (c) above, for such violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

Section 3.4                                    Consents.  In connection with the entering into and performance of this Agreement and the other Transaction Documents, subject to the accuracy of the warranties of the Selling Shareholders in Section 4.5, the Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any Contract to which the Purchaser is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, except for a Schedule 13D to be filed by the Purchaser and certain of its affiliates with the United States Securities and Exchange Commission pursuant to the Exchange Act, and except, in each case, for such consents, authorizations, orders, filings or registrations that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

Section 3.5                                    Litigation.  There are no pending or, to the Purchaser’s knowledge, threatened, legal, administrative, arbitral or other claims, suits, actions or proceedings or governmental or regulatory investigations (“Proceedings”) of any nature against the Purchaser or any of its Subsidiaries or any director or officer of the Purchaser or any of its Subsidiaries (in their capacity as directors and officers of the Purchaser or any of its Subsidiaries), which would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder, or any Proceedings that seek to restrain or enjoin the consummation of the transactions contemplated by the Transaction Documents.  There is no judgment, order, injunction or decree (“Judgment”) outstanding against the Purchaser, any of its equity interests, material properties or assets, or any of its directors and officers (in their capacity as directors and officers), except for any Judgment which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

Section 3.6                                    Sufficient Funds.  The Purchaser shall have on the Closing Date sufficient funds on hand to pay in full the Purchase Price.

Section 3.7                                    Brokers and Finders.  Neither the Purchaser nor any of its Representatives is a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon the Selling Shareholders or the Purchaser for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated by the Transaction Documents.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDERS

Each Selling Shareholder, severally and not jointly, represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that:

Section 4.1                                    Identity.  Such Selling Shareholder is a natural person and is a citizen of the country set forth under such Selling Shareholder’s name on Schedule A hereto. Such Selling

Shareholder is acting as principal and not acting as an agent, broker, representative, fiduciary or in a similar capacity for any other Person.

Section 4.2                                    Authorization; Enforcement; Validity.  Such Selling Shareholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and any other Transaction Documents to which it is a party and perform its obligations under this Agreement and such other Transaction Documents in accordance with the terms hereof and thereof.  No other filing, consent or authorization on the part of such Selling Shareholder is necessary to authorize or approve this Agreement or any other Transaction Documents to which it is a party or to consummate the transactions contemplated hereby or thereby. This Agreement and any other Transaction Documents to which it is a party have been or will be duly executed and delivered by such Selling Shareholder and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of such Selling Shareholder enforceable against such Selling Shareholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3                                    Title.  Such Selling Shareholder is the sole and exclusive record and beneficial owner of the Sale Shares, free and clear of any and all Encumbrances other than those existing under the Company’s Memorandum and Articles in effect as of the date hereof and under applicable securities Laws.  Such Selling Shareholder is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of the Sale Shares, and other than this Agreement and the other Transaction Documents to which it is a party, there are no outstanding Contracts or understandings to which it is a party involving the purchase, sale or other acquisition or disposition of any Sale Shares or any interests therein or rights with respect thereto. The delivery by such Selling Shareholder of its Sale Shares pursuant to Section 2.2(b)(ii) at the Closing will transfer to the Purchaser good and valid title to its Sale Shares, free and clear of all Encumbrances and restrictions on transfer (except for Encumbrances and restrictions on transfer created or imposed by the Transaction Documents and any restrictions on transfer under applicable securities Laws), and the Sale Shares shall be fully paid prior to and as of the Closing, with the Purchaser being entitled to all rights accorded to a holder of the Class A Shares.

Section 4.4                                    No Conflicts.  The execution, delivery and performance by such Selling Shareholder of this Agreement and any other Transaction Documents to which it is a party and the consummation by such Selling Shareholder of the transactions contemplated hereby and thereby will not (a) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which such Selling Shareholder is a party, or (b) result in a violation of any Law applicable to such Selling Shareholder or by which any property or asset of such Selling Shareholder is bound or affected, except in the case of clauses (a) and (b) above, for such violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Selling Shareholder to perform its obligations hereunder.

Section 4.5                                    Consents.  In connection with the entering into and performance of this Agreement and any other Transaction Documents to which it is a party, subject to the accuracy of the warranties of the Purchaser in Section 3.4, such Selling Shareholder is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any Contract to which such Selling Shareholder is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained and except, in each case, for such consents, authorizations, orders, filings or registrations that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Selling Shareholder to perform its obligations hereunder.

Section 4.6                                    Litigation.  There are no pending or, to such Selling Shareholder’s knowledge, threatened, Proceedings of any nature against such Selling Shareholder, which would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on such Selling Shareholder’s ability to perform its obligations hereunder, or any Proceedings that seek to restrain or enjoin the consummation of the transactions contemplated by the Transaction Documents.  There is no Judgment outstanding against such Selling Shareholder, its Sale Shares or any of its material properties or assets, except for any Judgment which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Selling Shareholder’s ability to perform its obligations hereunder.

Section 4.7                                    Brokers and Finders.  Neither such Selling Shareholder nor any of its Representatives is a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon such Selling Shareholder or the Purchaser for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated by the Transaction Documents.

ARTICLE V
AGREEMENTS OF THE PARTIES

Section 5.1                                    Further Assurances.  Each of the Selling Shareholders and the Purchaser shall use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated by this Agreement on a timely basis, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of such transactions, and will cooperate and consult with the other and use its reasonable best efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary Permits of, or any exemption by, all Governmental Authorities, necessary or advisable to consummate the transactions contemplated by this Agreement.  During the period from the date of this Agreement through the Closing Date, except as required by applicable Law or with the prior written consent of the other parties hereto, no party will take any action which, or fail to take any action the failure of which to be taken, would, or would reasonably be expected to (a) result in any of the representations and warranties set forth in Article III or IV on the part of the party taking or failing to take such action being or becoming untrue in any respect, (b) result in any conditions set forth in Article VII or VIII not to be satisfied, or (c) result in any material violation of any provision of this Agreement.  After the Closing Date, each party shall execute and deliver such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement such transactions or to evidence such events or matters.

Section 5.2                                    Expenses.  Except as otherwise provided in this Agreement and the other Transaction Documents, each party shall bear and pay its own costs, fees and expenses incurred by it in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents.

Section 5.3                                    Public Disclosure.  Without limiting any other provision of this Agreement, the parties hereto, to the extent permitted by applicable Law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by Law or any listing agreement with or requirement of the NASDAQ, the New York Stock Exchange, or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable Law or any listing agreement with or requirement of the NASDAQ, the New York Stock Exchange, or any other applicable securities exchange and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements, provide the other parties with a reasonable opportunity to review and comment upon such disclosure, and consider in good faith any comments by the other parties with respect to such disclosure, in each case, prior to such disclosure being made.

Section 5.4                                    Taxes.

(a)                                 The Purchaser shall have no liability for, and no obligation to bear or pay any Tax of any nature that is required under applicable Laws to be paid by the Selling Shareholders arising out of the transactions contemplated by this Agreement and the other Transaction Documents.  Each Selling Shareholder agrees to comply with all applicable Tax Laws (including but not limited to duly filing all required Tax reports/returns) and shall bear and timely pay any and all Tax of any nature that is required under applicable Laws to be paid by such Selling Shareholder arising out of the transactions contemplated by this Agreement and the other Transaction Documents.

(b)                                 Each Selling Shareholder shall, severally but not jointly, indemnify, defend and hold harmless the Purchaser and its Affiliates from Indemnified Liabilities suffered or incurred by the Purchaser or any of its Affiliates (i) resulting from or arising out of any failure by such Selling Shareholder to pay any Taxes or make any Tax filings in accordance with applicable Law in connection with the sale of the Sale Shares to the Purchaser by such Selling Shareholder under this Agreement, including any Taxes for which the Purchaser or its Affiliates may be liable as a result of any such failure by such Selling Shareholder, or (ii) in respect of any Tax withholding liabilities and related Tax Liabilities (for the avoidance of doubt, excluding any Tax of any nature that is required under applicable Laws to be paid by the Purchaser or its Affiliates arising out of the transactions contemplated by this Agreement and the other Transaction Documents) imposed under applicable Law upon the Purchaser or any of its Affiliates by any Governmental Authority, in each case, together with any interest, surcharges, additions or penalties with respect thereto and any interest in respect of such surcharges, additions or penalties, as a result of the sale of the Sale Shares to the Purchaser by such Selling Shareholder under this Agreement.

ARTICLE VI
CONDITIONS TO THE SELLING SHAREHOLDERS’ OBLIGATION TO SELL

The obligation of each Selling Shareholder hereunder to sell the Sale Shares to the Purchaser at the Closing is subject to the satisfaction or waiver by such Selling Shareholder, at or before the Closing Date, of each of the following conditions:

Section 6.1                                    Representations and Warranties; Covenants.  The representations and warranties of the Purchaser contained in Article III hereof shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct to such extent) as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date); provided that each representation or warranty made by the Purchaser in Sections 3.1, 3.2 and 3.7 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct as of such specified date); and the Purchaser shall have performed, satisfied and complied in all material respects with the covenants and agreements required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date.

Section 6.2                                    No Stop Order.  No stop order suspending the qualification or exemption from qualification of the Sale Shares in any jurisdiction shall have been issued and no Proceeding for that purpose shall have been commenced or shall be pending or threatened.

Section 6.3                                    No Action.  No Law or Judgment entered by or with any Governmental Authority with competent jurisdiction, shall be in effect that enjoins, prohibits or materially alters the terms of the transactions contemplated by the Transaction Documents, nor any Proceeding challenging any Transaction Document or the transactions contemplated hereby and thereby, or seeking to prohibit, alter, prevent or delay the Closing, shall have been instituted or be pending before any Governmental Authority.

ARTICLE VII
CONDITIONS TO THE PURCHASER’S OBLIGATION TO PURCHASE

The obligation of the Purchaser hereunder to purchase the Sale Shares at the Closing is subject to the satisfaction or waiver by the Purchaser, at or before the Closing Date, of each of the following conditions:

Section 7.1                                    Representations and Warranties; Covenants.  The representations and warranties of each of the Selling Shareholders contained in Article IV hereof shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct to such extent) as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date); provided that each representation or warranty made by each Selling Shareholder in this Agreement under Sections 4.1, 4.2, 4.3 and 4.7 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct as of such specified date), and each of the Selling Shareholders shall have performed, satisfied and complied in all material respects with the covenants and agreements required by this Agreement to be performed, satisfied or complied with by the Selling Shareholders at or prior to the Closing Date.

Section 7.2                                    No Stop Order.  No stop order suspending the qualification or exemption from qualification of the Sale Shares in any jurisdiction shall have been issued and no Proceeding for that purpose shall have been commenced or shall be pending or threatened.

Section 7.3                                    No Action.  No Law or Judgment entered by or with any Governmental Authority with competent jurisdiction, shall be in effect that enjoins, prohibits or materially alters the terms of the transactions contemplated by the Transaction Documents, nor any Proceeding challenging any Transaction Document or the transactions contemplated hereby or thereby, or seeking to prohibit, alter, prevent or delay the Closing, shall have been instituted or be pending before any Governmental Authority.

Section 7.4                                    No Material Adverse Effect.  From and after the date hereof, there shall not have occurred and be continuing a Material Adverse Effect.

ARTICLE VIII
TERMINATION

Section 8.1                                    Termination.  Subject to Section 8.2 below, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)                                 by unanimous written agreement of the Selling Shareholders and the Purchaser;

(b)                                 by any Selling Shareholder or the Purchaser if any Law, or any final, non-appealable injunction or order shall have been enacted, issued, promulgated, enforced or entered which is in effect and has the effect of prohibiting the sale of the Sale Shares by such Selling Shareholder;

(c)                                  by the Purchaser if there has been a breach of any representation or warranty by any Selling Shareholder under this Agreement or any breach of any covenant or agreement by any Selling Shareholder under this Agreement that, in any case, would give rise to the failure of the condition set forth in Section 7.1, and such breach is not cured within ten (10) Business Days of receipt of written notice thereof from the Purchaser;

(d)                                 by any Selling Shareholder if there has been a material breach of any representation or warranty by the Purchaser under this Agreement or any material breach of any covenant or agreement by the Purchaser under this Agreement that, in any case, would give rise to the failure of the condition set forth in Section 6.1, and such breach is not cured within ten (10) Business Days of receipt of written notice thereof from such Selling Shareholder; or

(e)                                  by any Selling Shareholder or the Purchaser, upon written notice to the other parties if the Closing has not occurred within 60 days of the date hereof, provided, however, that the right to terminate this Agreement under this paragraph (e) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

Section 8.2                                    Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1 above, written notice thereof shall be given to the other parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the parties hereto; provided that (a) nothing herein shall relieve any party hereto from liability for any breach of this Agreement that occurred before such termination and (b) the provisions of this Article VIII, Article IX, Section 5.2 and Section 5.3 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

ARTICLE IX
MISCELLANEOUS

Section 9.1                                    Survival.  Other than the representations and warranties set forth in Sections 4.1, 4.2, 4.3 and 4.7, which shall survive the Closing indefinitely, the representations and warranties of the parties set forth in Articles III and IV of this Agreement shall survive the execution and delivery of this Agreement and the Closing until the date that is twelve (12) months after the Closing.  All of the covenants or other agreements of the parties contained in this Agreement shall survive the Closing until fully performed in accordance with their terms.

Section 9.2                                    Indemnification.

(a)                                 In consideration of the Purchaser’s execution and delivery of the Transaction Documents and acquiring the Sale Shares thereunder and in addition to all of each Selling Shareholder’s other obligations under this Agreement and any other Transaction Documents to which it is a party, each Selling Shareholder, from and after the Closing, shall, severally but not jointly, defend, protect, indemnify and hold harmless the Purchaser and its Affiliates, shareholders, partners, members, officers, directors, employees, agents or other Representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith, and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”) incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by such Selling Shareholder in this Agreement or (ii) any breach of any covenant, agreement or obligation of such Selling Shareholder contained in this Agreement or any other Transaction Documents to which it is a party.

(b)                                 In calculating the amount of any Indemnified Liabilities of an Indemnitee hereunder, there shall be subtracted the amount of any insurance proceeds and third-party payments received by the Indemnitee with respect to such Indemnified Liabilities, if any.  To the extent that the foregoing undertaking by any Selling Shareholder may be unenforceable for any reason, such Selling Shareholder shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable Law.

Section 9.3                                    Limitation to Liability.  Notwithstanding anything to the contrary in this Agreement:

(a)                                 no Selling Shareholder shall have liability to the Indemnitees under Section 9.2(a)(i) with respect to any misrepresentation or breach of any of the representation or warranty made by such Selling Shareholder in this Agreement unless the aggregate amount of Indemnified Liabilities suffered or incurred by the Indemnitees pursuant to Section 9.2(a)(i) exceeds US$1,000,000, in which case such Selling Shareholder shall be liable for all Indemnified Liabilities pursuant to Section 9.2(a)(i); provided that, the limitation to such Selling Shareholder’s liabilities under this Section 9.3(a) shall not apply to any misrepresentation or breach of any representation or warranty made by such Selling Shareholder under Section 4.1, 4.2, 4.3, or 4.7 hereof;

(b)                                 the maximum aggregate liabilities of each Selling Shareholder in respect of Indemnified Liabilities pursuant to Section 9.2(a)(i) with respect to any misrepresentation or breach of representations and warranties made by such Selling Shareholder in this Agreement and Section 9.2(a)(ii) with respect to any breach of any covenant, agreement or obligation of such Selling Shareholder contained in this Agreement shall be subject to a cap equal to the Purchase Price paid to such Selling Shareholder; provided that, the cap under this Section 9.3(b) shall not apply to any misrepresentation or breach of any representation or warranty made by such Selling Shareholder under Section 4.1, 4.2, 4.3 or 4.7 hereof;

(c)                                  notwithstanding any other provision contained herein and except in the case of fraud, intentional misrepresentation and/or willful misconduct, from and after the Closing, this Section 9.3(a) shall be the sole and exclusive remedy of any of the Indemnitees for any claims against any Selling Shareholder, arising out of or resulting from this Agreement and the transactions contemplated hereby; provided that the Indemnitee shall also be entitled to specific performance or other equitable remedies in any court of competent jurisdiction pursuant to Section 9.15 hereof; and

(d)                                 the Selling Shareholders are each severally and not jointly liable for their obligations hereunder.

Section 9.4                                    Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 9.5                                    Dispute Resolution.  Any dispute, controversy or claim arising out of or relating to this Agreement, including, but not limited to, any question regarding the breach, termination or invalidity thereof shall be finally resolved by arbitration in Hong Kong in accordance with the rules (the “ICC Rules”) of the International Chamber of Commerce in force at the time of commencement of the arbitration.

(a)                                 The arbitral tribunal shall consist of three arbitrators.  The arbitrators shall be appointed in accordance with the ICC Rules.

(b)                                 The language to be used in the arbitration proceedings shall be English.

(c)                                  Any arbitration award shall be (i) in writing and shall contain the reasons for the decision, (ii) final and binding on the parties hereto and (iii) enforceable in any court of competent jurisdiction, and the parties hereto agree to be bound thereby and to act accordingly.

(d)                                 The parties hereto expressly consent to the consolidation of arbitration proceedings commenced hereunder with arbitration proceedings commenced pursuant to the arbitration agreements contained in the Transaction Documents.  In addition, the parties hereto expressly agree that any disputes arising out of or in connection with this Agreement and the other Transaction Documents concern the same transaction or series of transactions.

(e)                                  In the event a dispute is referred to arbitration hereunder, the parties hereto shall continue to exercise their remaining respective rights and fulfill their remaining respective obligations under this Agreement.

(f)                                   It shall not be incompatible with this arbitration agreement for any party to seek interim or conservatory relief from courts of competent jurisdiction before the constitution of the arbitral tribunal.

Section 9.6                                    Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties. A facsimile or “PDF” signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

Section 9.7                                    Severability.   If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the parties’ intent in entering into this Agreement.

Section 9.8                                    Entire Agreement.  This Agreement and the other Transaction Documents, together with all the schedules and exhibits hereto and thereto and the certificates and other written instruments delivered in connection therewith from time to time on and following the date hereof, constitute and contain the entire agreement and understanding between the Selling Shareholders, on the one hand, and the Purchaser, on the other hand, with respect to the subject matter hereof and thereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the Selling Shareholders, on the one hand, and the Purchaser, on the other hand, respecting the subject matter hereof and thereof.

Section 9.9                                    Notices.  Except as may be otherwise provided herein, any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one (1) Business Day after deposit with an internationally recognized overnight courier service; in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications to the Selling Shareholders shall be as set forth in Schedule A hereto.

The addresses and facsimile numbers for such communications to the Purchaser shall be as below:

Ali WB Investment Holding Limited

Address:                                                 26/F, Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Facsimile:                                         +1-852-2215-5200

Attention:                                         Mr. Joseph Tsai / Mr. Timothy Steinert, Esq.

with a copy (for informational purposes only) to:

Simpson Thacher & Bartlett

Address:                                                 35/F, ICBC Tower

3 Garden Road

Hong Kong

Email:                                                            ksudol@stblaw.com

Facsimile:                                         +1-852-2869-7694

Attention:                                         Kathryn King Sudol, Esq.

A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 9.9 by giving the other parties written notice of the new address in the manner set forth above.

Section 9.10                             No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person (other than the Indemnitees) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11                             Successors and Assigns.  The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto; provided, however, that the Purchaser may assign any of its rights, interests, or obligations hereunder to an Affiliate of the Purchaser who expressly agrees in writing to be bound by the terms hereof without the prior written consent of the Selling Shareholders.

Section 9.12                             Construction. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this

Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.13                             Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other parties may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 9.14                             Adjustment of Share Numbers.  If, after the date of this Agreement and prior to the Closing, there is a subdivision, split, combination, reclassification of, stock dividend on, or similar event with respect to, any of the shares of the Company referred to in this Agreement or a change in the ADS ratio of the Company’s ADSs referred to in this Agreement, then, in any such event, the numbers and types of such shares or ADSs referred to in this Agreement shall be adjusted, without double counting, to the number and types of shares or ADSs that a holder of such number of shares or ADSs would own or be entitled to receive as a result of such event of such holder had held such number of shares or ADSs immediately prior to the record date for, or effectiveness of, such event.

Section 9.15                             Specific Performance.  The parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the parties to this Agreement shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

Section 9.16                             Amendment; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by all the parties hereto. The observance of any provision in this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of the party against whom such waiver is to be effective.  Any amendment or waiver effected in accordance with this Section 9.16 shall be binding upon the Selling Shareholders and the Purchaser and their respective assigns. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

Charles Chao

By:	/s/ Charles Chao

Signature Page - Share Purchase Agreement

Gaofei Wang

By:	/s/ Gaofei Wang

Signature Page - Share Purchase Agreement

Hong Du

By:	/s/ Hong Du

Signature Page - Share Purchase Agreement

Herman Yu

By:	/s/ Herman Yu

Signature Page - Share Purchase Agreement

Bonnie Zhang

By:	/s/ Bonnie Zhang

Signature Page - Share Purchase Agreement

ALI WB INVESTMENT HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name:Timothy A. Steinert
Title: Authorized Signatory

Signature Page - Share Purchase Agreement